

To the Board of Directors of
RAD Technologies, Inc.
Venice, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of RAD Technologies, Inc. and its subsidiary (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $19,931,337 and $8,539,470 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $40,508,528. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Artesian CPA, LLC
Denver, Colorado
April 29, 2026

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,438,572	$ 277,938
Escrow receivable	806,054	189,899
Accounts receivable, net	438,841	92,591
Prepaid expenses and other current assets	238,432	35,626
Accrued revenue	15,000	-
Due from related parties	194,881	11,340
Deposits	109,306	34,845
Current assets of discontinued operations	-	11,325
Total current assets	9,241,086	653,564
Property and equipment, net	-	4,260
Intangible assets, net	716,279	1,932,601
Total assets	$ 9,957,365	$ 2,590,425
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 393,530	$ 960,064
Accrued expenses and other current liabilities	1,068,076	169,537
Deferred revenue	116,250	-
Accrued interest	19,042	331,192
Current liabilities of discontinued operations	-	30,769
Total current liabilities	1,596,898	1,491,562
Long-term debt	500,000	500,000
Convertible notes at fair value, net of unamortized discount	-	513,135
Total liabilities	2,096,898	2,504,697
Commitments and contingencies		
Stockholders' equity:		
Common stock, Class B, $0.0001 par value, 150,000,000 shares authorized, 67,479,106 and 22,009,228 shares issued and outstanding as of December 31, 2025 and 2024, respectively	6,747	2,201
Common stock, Class A, $0.0001 par value, 250,000,000 shares authorized, 97,807,475 and 98,415,337 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9,782	9,842
Additional paid-in capital	48,470,826	35,451,048
Accumulated deficit	(40,508,528)	(35,869,007)
Accumulated other comprehensive income (loss)	(118,360)	491,644
Total stockholders' equity	7,860,467	85,728
Total liabilities and stockholders' equity	$ 9,957,365	$ 2,590,425

	Year Ended December 31,	
	2025	2024
Net revenues	$ 2,161,000	$ 1,151,637

Cost of net revenues	2,386,338	1,569,483
Gross profit (loss)	(225,338)	(417,846)
Operating expenses:		
General and administrative	4,856,834	3,315,285
Research and development	2,173,711	1,306,867
Sales and marketing	12,739,049	3,259,604
Total operating expenses	19,769,594	7,881,756
Loss from operations	(19,994,932)	(8,299,602)
Other income (expense), net:		
Interest income	826	697
Other income	2,856	16,991
Change in fair value of convertible notes	119,041	(14,237)
Interest expense	(59,128)	(243,319)
Total other income (expense), net	63,595	(239,868)
Net loss	(19,931,337)	(8,539,470)
Other comprehensive loss	(21,118)	(87,480)
Net comprehensive loss	$ (19,952,455)	$ (8,626,950)
Weighted average common shares outstanding - basic and diluted	133,895,860	112,500,769
Net loss per common share - basic and diluted	$ (0.15)	$ (0.08)

	Common Stock				Additional	Subscription	Accumulated	Accumulated Other	Total Stockholders'
	Class B		Class A		Paid-in	Receivable	Deficit	Comprehensive Income (loss)	Equity
	Shares	Amount	Shares	Amount	Capital				
Balances at December 31, 2023	6,030,303	$ 603	98,415,337	$ 9,842	$ 29,542,800	$ (364,800)	$ (27,329,537)	$ 579,124	$ 2,438,031
Issuance of common stock pursuant to Regulation CF, net of offering costs	15,978,925	1,598	-	-	5,164,180	364,800	-	-	5,530,578
Stock based compensation	-	-	-	-	744,068	-	-	-	744,068
Currency translation adjustment	-	-	-	-	-	-	-	(87,480)	(87,480)
Net loss	-	-	-	-	-	-	(8,539,470)	-	(8,539,470)
Balances at December 31, 2024	22,009,228	2,201	98,415,337	9,842	35,451,048	-	(35,869,007)	491,644	85,728
Issuance of common stock	41,870,680	4,187	-	-	25,595,392	-	-	-	25,599,579

pursuant to Regulations A and D, net of offering costs									
Issuance of common stock for cash	354,321	35	-	-	199,965	-	-	-	200,000
Deconsolidation of Atomic	-	-	-	-	(14,595,643)	-	15,291,816	(588,886)	107,287
Conversion of note payable into common stock	-	-	2,666,667	267	330,666	-	-	-	330,933
Conversion of shares by selling shareholders	3,290,947	329	(3,290,947)	(329)	-	-	-	-	-
Correction of shares	(46,070)	(5)	16,418	2	3	-	-	-	-
Stock based compensation	-	-	-	-	1,489,395	-	-	-	1,489,395
Currency translation adjustment	-	-	-	-	-	-	-	(21,118)	(21,118)
Net loss	-	-	-	-	-	-	(19,931,337)	-	(19,931,337)
Balances at December 31, 2025	67,479,106	$ 6,747	97,807,475	$ 9,782	$ 48,470,826	$ -	$ (40,508,528)	$ (118,360)	$ 7,860,467

F-5

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss from continuing operations	$ (19,931,337)	$ (8,539,470)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	-	25,000
Depreciation	4,260	2,946
Amortization	1,216,322	1,216,322
Change in fair value of convertible notes	(119,041)	14,237
Amortization of debt discount	36,839	72,292
Stock-based compensation	1,489,395	744,068
Changes in operating assets and liabilities:		
Accounts receivable	(346,250)	149,084
Prepaid expenses and other current assets	(202,806)	1,041
Accrued revenue	(15,000)	-
Accounts payable	(566,534)	757,367
Accrued interest	(312,150)	149,228
Deferred revenue	116,250	-

Accrued expenses and other current liabilities		898,539		104,390
Net cash used in operating activities from continuing operations		(17,731,514)		(5,303,495)
Net cash used in operating activities from discontinued operations		29		(26,521)
Net cash used in operating activities		(17,731,485)		(5,330,016)
Cash flows from investing activities:				
Deposits		(72,796)		-
Net cash used in investing activities from continuing operations		(72,796)		-
Cash flows from financing activities:				
Repayments to related parties		(95,727)		(2,978)
Repayment of convertible notes		(100,000)		-
Issuance of common stock, net of offering costs		25,599,579		4,975,879
Issuance of common stock for cash		200,000		-
Change in escrow receivable		(616,155)		364,800
Net cash provided by financing activities from continuing operations		24,987,697		5,337,701
Net change in cash and cash equivalents		7,183,416		7,685
Effect of exchange rate on cash		(22,782)		(84,530)
Cash and cash equivalents at beginning of year		277,938		354,783
Cash and cash equivalents at end of year	$	7,438,572	$	277,938
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	371,278	$	19,573
Supplemental disclosure of non-cash investing and financing activities:				
Escrow receivable	$	806,054	$	189,899
Conversion of convertible notes into common stock	$	330,933	$	-
Supplemental disclosure of non-cash activities related to deconsolidation:				
Current assets of discontinued operations	$	11,325	$	-
Due to related parties, net	$	87,814	$	-
Current liabilities of discontinued operations	$	30,798	$	-
Additional paid-in capital	$	14,595,643	$	-
Accumulated deficit	$	15,291,816	$	-
Accumulated other comprehensive income	$	588,886	$	-

RAD Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

RAD Technologies, Inc. (the "Company" or "RAD") is a Delaware corporation formed on March 6, 2018. The Company operates an artificial intelligence-driven marketing technology platform that connects brand advertisers with consumers through influencer campaigns, audience analytics, content optimization, and paid media execution. The Company's proprietary AI platform enables clients to identify audiences, discover influencers, rank content, and optimize paid media campaigns prior to budget deployment.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. ("RAD Canada") in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement ("Agreement" or "Merger") with Atomic Reach Inc. ("Atomic Reach" or "AR") whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD Canada substantially all of the assets, property and undertaking of and relating to the AR business, including its developed artificial intelligence technology platform, in exchange for newly issued shares of RAD common stock. See Notes 3 and 5 for further detail.

The Company also operates through Altivera Vision, Inc. ("Altivera"), formerly operating under the name VisAI Partners Inc., a variable interest entity ("VIE") that is consolidated by the Company. Altivera leverages the Company's artificial intelligence infrastructure, data analytics capabilities, and digital marketing platforms to support patient acquisition and retention strategies and clinical communication approaches for healthcare provider clients. Although the Company does not hold any equity interests in Altivera as of December 31, 2025, the Company has determined that Altivera is a VIE for which the Company is the primary beneficiary because the Company has the power to direct the activities that most significantly impact Altivera's economic performance and has the obligation to absorb losses and the right to receive benefits from Altivera that could potentially be significant to it. Accordingly, Altivera's accounts have been consolidated with those of the Company in these consolidated financial statements (see Note 4 — Basis of Consolidation).

In early 2026, the Company formalized a holding company operating structure and incorporated two additional wholly-owned subsidiaries: RAD Amplify Inc., a marketing services business providing campaign development, influencer marketing support, and related advertising services to brands and agencies; and Lickly Inc., a software-as-a-service platform supporting influencer discovery, campaign coordination, and creator marketing workflow management. See Note 15 — Subsequent Events.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $19,931,337 and $8,539,470 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years then ended. As of December 31, 2025, the Company had an accumulated deficit of $40,508,528. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the year ended December 31, 2025, the Company raised approximately $24.79 million through Regulation A and Regulation D equity offerings and ended the year with cash of $7,438,572. During the next twelve months, the Company intends to continue funding operations through additional equity offerings under its existing offering circular, growth of its influencer marketing platform revenues, and, if necessary, debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach's assets by RAD Canada Inc. ("Buyer") in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the "acquired" company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

The balances of additional paid-in capital and accumulated deficit has been adjusted as of December 31, 2022 to conform with ASC 805, *Business Combination*, which requires to reflect the retained earnings and other equity balances of the legal subsidiary, Atomic Reach, in the consolidated financial statements. The adjustment has no effect on the total stockholders' equity.

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024. Atomic Reach did not have any discontinued operations for the years ended December 31, 2025 and 2024.

Deconsolidation

Atomic Reach was deconsolidated from the consolidated group effective April 8, 2025, as described in Note 5.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of RAD, RAD Canada, and Altivera. As of December 31, 2025, the Company does not hold an equity interest in Altivera; however, the Company has a controlling financial interest and is considered the primary beneficiary. Accordingly, Altivera is consolidated in the accompanying financial statements under the variable interest entity (VIE) model in accordance with ASC 810, *Consolidation*. Atomic Reach is included in the consolidated financial statements through April 8, 2025, the date of deconsolidation (see Note 5). Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

In accordance with ASC 810, the Company consolidates an entity that is VIE when it holds a controlling financial interest and is deemed to be the primary beneficiary. An entity is considered to be the primary beneficiary when, along with its affiliates and agents, it has both: (i) the power to direct the activities that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reassesses whether an entity is a VIE only upon the occurrence of certain triggering events and continuously evaluates its consolidated VIE to determine whether it remains the primary beneficiary.

The consolidated balance sheet as of December 31, 2025 includes VIE assets consisting of $150,000 of cash and $63,000 of prepaid expenses, and liabilities consisting of $546,370 of related party payables, which are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, valuation of stock options, fair value of convertible notes, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2025, the Company's cash and cash equivalents exceeded the FDIC insured limits by $6,275,448 (2024: $0).

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025 and 2024, the Company determined that no reserve allocation was necessary. The Company wrote off $0 and $25,000 of accounts receivable for the years ended December 31, 2025 and 2024, respectively.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity. As of December 31, 2025 and 2024, subscription receivable was $0. The Company had escrow receivables of $806,054 and $189,899 as of December 31, 2025 and 2024, respectively.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-9

Deposits

As of December 31, 2025 and 2024, the Company held short-term deposits amounted to $36,510 and $34,845, respectively, as collateral for credit cards.

As of December 31, 2025, the Company had a deposit of $72,796, representing amount paid for exclusivity period in connection with the planned acquisition of a marketing and advertising company, which was under due diligence as of the balance sheet date.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated useful lives for property and equipment consist of furniture and computers with a useful life of 3–5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. The Company's intangible assets consist of developed technology pursuant to the Atomic Reach merger, held by RAD Canada Inc. The estimated useful life for the technology is five years, amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. As of December 31, 2025 and 2024, there was no impairment for long-lived assets.

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, "*Related Party Disclosures*", for the identification of related parties and disclosure of related party transactions. Related parties include affiliates, principal owners, management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other.

Foreign Currency Translation

The Company's consolidated financial statements are presented in US Dollars, which is also the functional currency of RAD Technologies, Inc. The functional currency of RAD Canada Inc. is the Canadian dollar (CAD). All assets and liabilities are translated into US Dollars at the balance sheet date; stockholders' equity, property and equipment, and intangible assets are translated at historical rates; and revenue and expense accounts are translated at the average exchange rate for the period. The translation adjustments are reported as accumulated other comprehensive income (loss) within stockholders' equity. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. During the years ended December 31, 2025 and 2024, the Company's only element of other comprehensive loss was gains and losses from foreign currency translations.

Reclassification of Expenses

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, general and administrative expenses of $312,477 have been reclassified to sales and marketing expenses and reclassification of debt of $500,000 to non-current shown in long-term debt to enhance the clarity and comparability of the Company's financial statements. This reclassification had no impact on total operating expenses, net loss, or cash flows as previously reported.

Income Taxes

RAD is a corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. The Company determines revenue recognition through the following steps: (i) identification of a contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company derives its revenues primarily from campaign-based influencer marketing services (channel fees). Customers engage with the Company by confirming a total budget dedicated to a specific campaign; the Company then executes the influencer campaign deliverables including creator identification, content coordination, paid media placement, and performance reporting. Channel fees are recognized over time throughout the term of the agreed-upon campaign as performance obligations are satisfied. In prior periods, the Company also derived revenue from software licensing fees for access to its AI platform (licensing fees), which were recognized ratably over the subscription term.

Revenue by source consisted of the following for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | |
	2025	2024
Channel fees	$ 2,161,000	$ 1,138,137
Licensing fees	-	13,500
Net revenues	$ 2,161,000	$ 1,151,637

Concentration Risks on Revenue

The Company's revenues carry significant concentrations with one customer representing approximately 86% of total revenues for the year ended December 31, 2025. The Company's revenues carry significant concentrations with four customers representing approximately 82% of total revenues (35%, 22%, 15% and 11%) for the year ended December 31, 2024. Loss of any of these customers would have a material adverse impact on the Company's operations.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. The following table summarizes the accounts receivable balance as of December 31, 2025 and 2024:

	December 31,			
	2025		2024	
Accounts receivable, gross	$	438,841	$	92,591
Allowance for doubtful accounts		-		-
Accounts receivable, net	$	438,841	$	92,591

	December 31,			
	2025		2024	
Beginning balance	$	92,591	$	266,675
New invoices issued		2,161,000		1,151,637
Payments received		(1,814,750)		(1,300,721)
Bad debt		-		(25,000)
Ending balance	$	438,841	$	92,591

As of December 31, 2025, the Company had $116,250 in deferred revenue and $15,000 in accrued revenue.

Cost of Net Revenues

Cost of revenues for marketing campaigns represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues also includes amortization of the Company's intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $7,941,448 and $2,026,650, respectively, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation — Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

| | Year Ended December 31, | |
	2025	2024
Options	83,777,323	42,201,755
Warrants	22,109,476	22,177,582
Convertible notes	-	2,705,774
Total potentially dilutive shares	105,886,799	67,085,111

As of December 31, 2024, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company's outstanding convertible note (see Note 8). As of December 31, 2025, the convertible note was fully settled through cash repayments and majority conversion to equity (see Notes 8 and 9).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2025 and 2024, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's convertible note is recorded as a Level 3 liability, valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. As of December 31, 2025, the convertible note was fully settled through cash repayments and majority conversion to equity, and accordingly the fair value was $0. As of December 31, 2024, the fair value was determined using the underlying common stock price of $0.35, estimated term of 1.90 years, annual volatility rate of 70%, and discount rate of 4.24%. See Note 8 for fair value leveling tables and level 3 valued roll forward schedules.

Recently Issued and Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. This ASU is effective for the Company for annual periods beginning after December 15, 2024. The Company adopted this standard effective January 1, 2025.The FASB issues ASUs to amend the authoritative literature in ASC.

Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5. DECONSOLIDATION OF ATOMIC REACH INC.

Background and Transaction

Atomic Reach Inc. ("Atomic Reach") is a Canadian entity incorporated under the laws of the Province of Ontario. As described in Note 3, the August 2021 reverse recapitalization resulted in Atomic Reach being the accounting acquirer and parent, with RAD Technologies, Inc. as the accounting subsidiary. As a result, the deconsolidation of Atomic Reach described below represents Atomic Reach's loss of control over RAD — the accounting subsidiary — and is presented accordingly.

On April 8, 2025, the Board of Directors of Atomic Reach approved the distribution of its holdings of RAD Technologies common shares to Atomic Reach's individual shareholders in redemption of their respective Atomic Reach interests for no monetary consideration. Following the transfer, Joseph Freedman assumed full and independent management control of Atomic Reach, which thereafter began operating as an independent lending business. There are no voting agreements, proxy arrangements, or continuing business relationships between RAD and Atomic Reach subsequent to the transfer.

Accounting Treatment

The transaction is characterized as a pro-rata split-off of shares of RAD (the accounting subsidiary) by Atomic Reach (the accounting parent) to Atomic Reach's shareholders, within the scope of ASC 505-60 and ASC 845-10, *Nonmonetary Transactions*. Under the carryover basis model in ASC 845-10-30-10, the distribution is measured at the carrying amount of the net assets removed, and no gain or loss is recognized in the consolidated statements of operations. The transaction is recorded entirely within stockholders' equity.

Net Assets Removed

The following table presents the carrying amounts of Atomic Reach's assets and liabilities removed from the consolidated balance sheet at the deconsolidation date:

		Amount
Assets		
Accounts receivable	$	11,325
Shareholder advance receivable		1,312
Due from RAD Technologies, Inc. (intercompany)		15,000
Total assets	$	27,637
Liabilities		
Accounts payable	$	(11,826)
Accrued liabilities		(8,003)
GST payable		(12,282)
Due to RAD Canada Inc. (intercompany)		(102,814)
Total liabilities		(134,924)
Net liabilities removed	$	(107,287)

Impact on Stockholders' Equity

The deconsolidation resulted in the following adjustments within stockholders' equity, as reflected in the consolidated statement of changes in stockholders' equity:

Component		Amount
Accumulated deficit	$	15,291,816
Accumulated other comprehensive income — CTA reclassified to APIC		(588,886)
Additional paid-in capital		(14,595,643)
Net impact on total stockholders' equity	$	107,287

At the date of deconsolidation, the accumulated other comprehensive income of $588,886, which pertains to cumulative translation adjustments related to Atomic Reach, was reclassified to additional paid-in capital upon deconsolidation. This reclassification is equity-neutral.

The intellectual property transferred to RAD Canada Inc. in August 2021 has resided with RAD Canada at all times and was not part of the assets deconsolidated upon Atomic Reach's departure from the consolidated group. Atomic Reach retained only a limited, non-exclusive, royalty-free API license to use the platform for its own internal business purposes.

Intercompany Receivables

Following deconsolidation, the intercompany balances were reclassified as arm's-length external balances. As of the reporting date, RAD Technologies, Inc. has a payable of $15,000 to Atomic Reach, while RAD Canada Inc. has a receivable of approximately $103,000 from Atomic Reach. Accordingly, the Company's net receivable position from Atomic Reach is approximately $115,000, which is presented within "Due from related parties" on the consolidated balance sheet. Management has confirmed that Atomic Reach has sufficient liquidity to settle these obligations in full, and no allowance for doubtful accounts has been recorded against these receivables.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of Atomic Reach from its results of continuing operations in the accompanying consolidated statements of operations for all periods presented. The following table presents the aggregate carrying amounts of the assets and liabilities of discontinued operations as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ -
Accounts receivable	-	11,325
Current assets of discontinued operations	$ -	$ 11,325
LIABILITIES		
Current liabilities:		
Accounts payable	$ -	$ 11,826
Accrued expenses and other current liabilities	-	18,943
Current liabilities of discontinued operations	$ -	$ 30,769

Atomic Reach did not have any discontinued operations for the years ended December 31, 2025 and 2024.

6. PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consist of furniture and computer equipment. Net book value as of December 31, 2025 was $0 (2024: $4,260). Depreciation expense for the years ended December 31, 2025 and 2024 was $4,260 and $2,946, respectively.

7. INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets consist of:

	December 31,	
	2025	2024
Developed technology	$ 6,081,610	$ 6,081,610
Less: Accumulated amortization	(5,365,332)	(4,149,009)
Intangible assets, net	$ 716,279	$ 1,932,601

Amortization expense for intangible assets for the years ended December 31, 2025 and 2024 was $1,216,322 and $1,216,322, respectively. The developed technology represents the Atomic AI platform transferred to RAD Canada Inc. in August 2021 pursuant to the Asset Purchase Agreement with Atomic Reach. The remaining carrying value will be fully amortized during the year ending December 31, 2026.

8. DEBT

Economic Injury Disaster (EIDL) Loan

The Company obtained Economic Injury Disaster (EIDL) loans from the U.S. Small Business Administration in the aggregate principal amount of $500,000, comprising a $250,000 loan obtained on April 10, 2020 and a second $250,000 loan obtained on August 16, 2021. The loans bear interest at a fixed rate of 3.75% per annum and mature 30 years from the respective dates of the loans. The loans are secured by the assets of the Company.

As of December 31, 2025 and 2024, the principal outstanding on the loans was $500,000. During the year ended December 31, 2025, the Company made cash interest payments of $30,900 in partial settlement of accrued interest (2024: $19,573). Accrued interest on the EIDL as of December 31, 2025 and 2024 amounted to $19,042 and $31,192, respectively. Interest expense on the EIDL for the years ended December 31, 2025 and 2024 was $18,750 and $18,801, respectively.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-16

Convertible Notes

The Company entered into a $500,000 ("Principal Amount") convertible promissory note ("Note") with Joseph Freedman, an existing major shareholder and director of the Company ("Holder"), on October 17, 2022 ("Date of Issuance"). Unless earlier retired or converted, the outstanding balance of this Note is due and payable by the Company at any time on or after October 16, 2028 at the Company's election or upon demand by the Holder. The Note is secured by all assets of the Company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount between 12 and 24 months; by repaying 160% between 24 and 36 months; or by repaying 200% of the Principal Amount after 36 months from the Date of Issuance. The Holder may accelerate payment at any time after 24 months from the Date of Issuance. At any time at the election of the Holder, the Note will convert into common shares at a conversion price equal to the lower of: (i) a 20% discount to the lowest per share price of the equity securities issued in the next equity financing; and (ii) the lowest per share price of the crowd funding financing.

During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock. During the years ended December 31, 2025 and 2024, the Company incurred $0 and $150,000 of interest expense, respectively, in connection with this Note. Accrued interest on the convertible note as of December 31, 2025 and 2024 was $0 and $300,000, respectively (included within accrued interest on the consolidated balance sheet).

In connection with the convertible note, the Company granted an aggregate of 19,850,818 warrants to the Holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, recognized as a debt discount being amortized to interest expense over the life of the note. Amortization of debt discount for the years ended December 31, 2025 and 2024 was $36,839 and $72,292, respectively. The Company has elected the fair value option under ASU 2020-06 for this note. As of December 31, 2025 and 2024, the convertible note payable at fair value was $0 and $513,135, respectively (see Fair Value Measurements below).

Fair Value Measurements — Convertible Note

The Company's financial liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

| | Fair Value as of December 31, 2025 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -

| | Fair Value as of December 31, 2024 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes	$ -	$ -	$ 513,135	$ 513,135
	$ -	$ -	$ 513,135	$ 513,135

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-17

The following table presents the activity of the convertible note for the years ended December 31, 2025 and 2024:

	Convertible Notes
Balance, December 31, 2023	$ 426,606
Change in fair value	14,237
Amortization of debt discount	72,292
Balance, December 31, 2024	513,135
Repayment during the year	(100,000)
Amortization of debt discount	36,839
Change in fair value	(119,041)
Conversion of principal to common stock	(330,933)
Balance, December 31, 2025	$ 1

There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

9. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 250,000,000 shares of Class A common stock and 150,000,000 shares of Class B non-voting common stock, each at a par value of $0.0001 per share. The Class A and Class B common stock are identical in all respects except with respect to voting rights — Class B common stockholders do not have voting rights — and conversion rights. Each share of Class A common stock is convertible, at the option of the holder and at any time, into one share of Class B common stock. Conversion is effected upon written notice from the holder to the Company. Shares of Class A common stock so converted are automatically cancelled, and the Company updates its books and records to reflect the conversion. Class B common stock is not convertible into Class A common stock.

2025 Equity Activity

The following summarizes all equity transactions during the year ended December 31, 2025, as reflected in the consolidated statement of changes in stockholders' equity:

Regulation A and D offerings. The Company issued 41,870,680 shares of Class B common stock pursuant to Regulation A (39,671,841 shares) and Regulation D (2,198,839 shares) offerings for aggregate net proceeds of $25,599,579.

Issuance of common stock for cash. The Company issued 354,321 shares of Class B common stock for cash proceeds of $200,000.

Deconsolidation of Atomic Reach. The deconsolidation of Atomic Reach Inc. was recorded entirely within equity, decreasing APIC by $14,595,643, reducing accumulated deficit by $15,291,816, and reducing accumulated other comprehensive income by $588,886 for the reclassification of cumulative translation adjustment. Net equity impact was $107,287. See Note 5 for full detail.

Conversion of note payable. 2,666,667 shares of Class A common stock were issued upon conversion of convertible note, with estimated fair value of $330,933 at the time of conversion. See Note 8.

Sale of shares by selling shareholders. During the year ended December 31, 2025, certain selling shareholders converted 3,290,947 shares of Class A common stock into an equal number of shares of Class B common stock pursuant to Section 4.3 of the Company's certificate of incorporation, which permits each holder of Class A common stock to convert any or all of such holder's shares into Class B common stock on a one-for-one basis at the holder's election. The resulting 3,290,947 shares of Class B common stock were sold by the selling shareholders to investors participating in the Company's crowdfunding offering for aggregate proceeds of $1,645,761. The Company did not receive any proceeds from these secondary sales, and the transactions had no impact on the Company's total shares outstanding or stockholders' equity.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-18

Correction of shares. During the year ended December 31, 2025, the Company adjusted to increase by 16,418 shares of Class A common stock and decrease by 46,070 shares of Class B common stock to reconcile with its shareholders' report.

Stock-based compensation. $1,489,395 of non-cash stock-based compensation was recognized and credited to APIC during the year ended December 31, 2025. See Notes 10 and 11.

As of December 31, 2025, there were 97,807,475 shares of Class A common stock and 67,479,106 shares of Class B common stock issued and outstanding.

Stock Transactions — 2024

During the year ended December 31, 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate net proceeds of approximately $5,165,778, net of offering costs. There was $189,899 of escrow receivables outstanding related to these issuances as of December 31, 2024. As of December 31, 2024, there were 98,415,337 shares of Class A common stock and 22,009,228 shares of Class B common stock issued and outstanding.

10. WARRANTS

In connection with the October 2022 convertible note (see Note 8), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable, and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible note.

In December 2024, the Company issued 45,455 warrants to purchase common stock with an exercise price of $0.33 per share and a term of 5 years. The fair value of the relative warrants was $11,040, recognized as stock-based compensation expense during the year ended December 31, 2024.

In 2025, the Company issued 434,000 warrants to purchase common stock in exchange for services rendered. The warrants have an exercise price of $0.12 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $265,843, which was recognized as stock-based compensation expense during the year ended December 31, 2025.

A summary of information related to warrants is as follows:

	Warrants		Weighted Average Exercise Price		Intrinsic Value
Outstanding as of December 31, 2023	22,556,136	$	0.19	$	237,699
Granted	45,455		0.33		
Exercised	-		-		
Forfeited	(424,009)		0.02		
Outstanding as of December 31, 2024	22,177,582	$	0.19	$	3,472,882
Granted	434,000		0.12		
Exercised	-				
Forfeited	(502,106)		0.02		
Outstanding as of December 31, 2025	22,109,476	$	0.19	$	30,426
Vested and expected to vest at December 31, 2025	22,109,476	$	0.19	$	30,426
Exercisable as of December 31, 2025	22,109,476	$	0.19	$	30,426

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

| | Year Ended December 31, | |
	2025	2024
Risk-free interest rate	3.74% - 3.88%	4.15%
Expected term (in years)	5.00	5.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0.00%	0.00%

All warrants outstanding as of December 31, 2025 are fully vested and exercisable. The aggregate intrinsic value of warrants outstanding as of December 31, 2025 was $30,426 (2024: $3,472,882).

11. EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted the 2018 Equity Incentive Plan (the "Plan") to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options). The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the Plan is 92,508,059 (2024: 44,897,910) shares of common stock. As of December 31, 2025, there were 8,730,736 options available for issuance under the Plan.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2023	41,851,755	$	0.16	$	1,458,056
Granted	1,100,000		0.28		
Exercised	-		-		
Forfeited	(750,000)		0.18		
Outstanding as of December 31, 2024	42,201,755	$	0.16	$	7,905,258
Granted	43,035,180		0.13		
Exercised	-				
Forfeited	(1,459,612)		0.22		
Outstanding as of December 31, 2025	83,777,323	$	0.14	$	179,912
Exercisable as of December 31, 2025	33,997,542	$	0.15	$	179,822
Exercisable as of December 31, 2024	29,637,038	$	0.14	$	1,438,555

The weighted-average remaining contractual term for stock options outstanding as of December 31, 2025 is approximately 8.0 years (2024: 7.3 years). The aggregate intrinsic value of options outstanding as of December 31, 2025 was $179,912 (2024: $7,905,258).

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2025	2024
Risk-free interest rate	3.77% - 3.97%	3.94% - 4.07%
Expected term (in years)	6.20	6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of options granted during the years ended December 31, 2025 and 2024 was $3,512,938 and $207,531, respectively. Stock-based compensation expense for stock options of $1,223,552 and $733,029 was recognized under FASB ASC 718 for the years ended December 31, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,953,597 as of December 31, 2025 and will be recognized over a weighted-average period of 2.98 years.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,			
	2025		2024	
General and administrative	$	1,183,103	$	733,029
Sales and marketing		306,292		11,040
	$	1,489,395	$	744,068

12. RELATED PARTY TRANSACTIONS

Due from Related Parties

As of December 31, 2025 and 2024, the Company had $194,881 and $11,340, respectively, in amounts due from related parties. The balance as of December 31, 2025 includes post-deconsolidation receivables from Atomic Reach of approximately $130,000 and payable to Atomic Reach of $15,000 (see Note 5). The amounts are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2025, the Company received net repayments of related party advances of $95,727.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to Joseph Freedman, an existing major shareholder and director of the Company. See Note 8 for further detail. During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock.

13. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

	December 31,			
	2025		2024	
Current	$	-	$	-
Deferred	$	-	$	-

Provision for income taxes		$	-	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-21

A reconciliation of the U.S. federal income tax rate to the Company's effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

	2025		2024	
	Amount	%	Amount	%
U.S federal statutory income tax	$ (4,185,581)	21.0%	$ (1,793,289)	21.0%
State tax rate, net of federal benefit	(1,391,207)	7.0%	(596,055)	7.0%
Foreign rate differential	1,117,672	(5.6%)	790,639	(9.3%)
Nondeductible expenses	432,514	(2.2%)	216,291	(2.5%)
Nontaxable income	(33,308)	0.2%	-	-
Change in valuation allowance	4,059,910	(20.4%)	1,382,414	(16.2%)
Effective tax rate	$ -	0.0%	$ -	0.0%

Significant components of the Company's deferred tax assets as of December 31, 2025 and 2024 are as follows:

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryover	$ 8,092,238	$ 5,577,486
Depreciation and amortization	101,922	101,922
Deferred tax assets	8,194,160	5,679,408
Valuation allowance	(8,194,160)	(5,679,408)
Net deferred tax assets	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by approximately $2.51 million and $1.46 million during the years ended December 31, 2025 and 2024, respectively. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the years ended December 31, 2025 and 2024, the Company had US cumulative net operating loss ("NOL") carryforwards of approximately $25.7 million and $11.2 million, and Canadian NOL carryforwards of approximately $6.0 million and $15.3 million , respectively. Approximately $12.2 million of the Canadian NOL carryforwards related to Atomic Reach Inc. were removed from the consolidated group as part of the deconsolidation effective April 8, 2025 (see Note 5).

The US NOL carryforward does not expire and is subject to an 80% limitation on taxable income. The Canadian NOL expires after 20 years. Utilization of NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits and no accrued interest and penalties related to uncertain tax positions.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. For the year ended December 31, 2025 and

2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carryforwards, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company is currently delinquent on certain of its income tax returns, and may be subject to interest and penalties.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2026, through April 29, 2026, which is the date the consolidated financial statements were available to be issued.

The following events occurred subsequent to December 31, 2025 and are disclosed herein.

Holding Company Structure and New Subsidiaries. In early 2026, the Company formalized a holding company operating structure intended to support the management of multiple operating businesses built around the Company's technology platform. In February 2026, the Company incorporated two wholly-owned subsidiaries: RAD Amplify, Inc., a marketing services business providing influencer campaign development, creator marketing support, and related advertising services to brands and agencies; and Lickly, Inc., a software-as-a-service platform providing tools for influencer discovery, campaign coordination, and creator marketing workflow management for brands and agencies.

Potential Acquisitions. The Company has entered into non-binding letters of intent with certain potential acquisition targets, including media and creator-focused marketing agencies. These letters of intent are subject to due diligence, negotiation of definitive agreements, and other customary closing conditions. No definitive agreements have been executed as of the date these consolidated financial statements were available to be issued, and there can be no assurance that any of these transactions will be completed.

Continued Equity Offerings. Subsequent to December 31, 2025, the Company has continued to issue shares of Class B common stock pursuant to its ongoing Regulation A and Regulation D offerings, from which the Company has received aggregate proceeds of approximately $27.9 million, which includes collection of $806 thousand escrow receivable, through the date the consolidated financial statements were available to be issued.

Altivera Amendment to Certificate of Incorporation. On March 18, 2026, Altivera Vision Inc. (formerly VisAi Partners Inc.) filed a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State. The amendment effected the following changes:

(i) changed the entity's name from "VisAi Partners Inc." to "Altivera Vision Inc."; and

(ii) increased the total authorized capital stock from 10,000,000 shares of common stock, par value $0.00001 per share, to 500,000,000 shares, consisting of (a) 200,000,000 shares of Class A Common Stock, par value $0.0001 per share, and (b) 300,000,000 shares of Class B Common Stock, par value $0.0001 per share.

The Class A Common Stock is entitled to one vote per share. The Class B Common Stock is non-voting, except as otherwise required by law. Except for voting rights, the two classes have identical rights and privileges and rank equally on a per-share basis, including with respect to dividends and distributions in connection with a change of control transaction. Each share of Class A Common Stock is convertible at the holder's election, at any time, into one share of Class B Common Stock.

As of April 29, 2026, the Company obtained a 59.3% equity ownership from Altivera.

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.